Exhibit 12.1
THE HOME DEPOT, INC. AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(amounts in millions, except ratio data)

			Fiscal Year(1)
	Six Months Ended
	July 31, 2016		2015		2014		2013		2012		2011
Earnings Before Provision for Income Taxes	$6,715		$11,021		$9,976		$8,467		$7,221		$6,068
Less: Capitalized Interest	—		(2)		(2)		(2)		(3)		(3)
Add:
Portion of Rental Expense under operating leases deemed to be the equivalent of interest	158		312		312		308		298		280
Interest Expense	480		921		832		713		635		609
Adjusted Earnings	$7,353		$12,252		$11,118		$9,486		$8,151		$6,954
Fixed Charges:
Interest Expense	$480		$921		$832		$713		$635		$609
Portion of Rental Expense under operating leases deemed to be the equivalent of interest	158		312		312		308		298		280
Total Fixed Charges	$638		$1,233		$1,144		$1,021		$933		$889
Ratio of Earnings to Fixed Charges(2)	11.5	x	9.9	x	9.7	x	9.3	x	8.7	x	7.8	x

(1)
Fiscal years 2015, 2014, 2013, 2012, and 2011 refer to the fiscal years ended January 31, 2016, February 1, 2015, February 2, 2014, February 3, 2013 and January 29, 2012, respectively. Fiscal year 2012 includes 53 weeks; all other fiscal years reported include 52 weeks.

(2)
For purposes of computing the ratios of earnings to fixed charges, “earnings” consist of earnings before provision for income taxes plus fixed charges, excluding capitalized interest. “Fixed charges” consist of interest incurred on indebtedness including capitalized interest, amortization of debt expenses and the portion of rental expense under operating leases deemed to be the equivalent of interest. The ratios of earnings to fixed charges are calculated as follows:

(earnings before provision for income taxes)+(fixed charges)-(capitalized interest)
(fixed charges)